Exhibit 99.1

Consolidated financial statements of

Almaden Minerals Ltd.

For the year ended December 31, 2015 and 2014

Almaden Minerals Ltd.
December 31, 2015 and 2014

Table of contents

Independent Auditors' Report	1-3

Consolidated statements of financial position	4

Consolidated statements of comprehensive loss	5

Consolidated statements of cash flows	6

Consolidated statements of changes in equity	7

Notes to the consolidated financial statements	8-42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Almaden Minerals Ltd.

We have audited the accompanying consolidated financial statements of Almaden Minerals Ltd., which comprise the consolidated statement of financial position as at December 31, 2015 and the consolidated statements of comprehensive loss, cash flows, and changes in equity for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit.  We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Almaden Minerals Ltd. as at December 31, 2015 and its financial performance and its cash flows for the year ended December 31, 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matters

The consolidated financial statements of Almaden Minerals Ltd. as at December 31, 2014 and 2013, and the financial performance and cash flows for the years ended December 31, 2014 and 2013 were audited by another auditor who expressed an unmodified opinion on those statements on March 30, 2015.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Professional Accountants

March 29, 2016

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Almaden Minerals Ltd.
We have audited the accompanying consolidated statement of financial position of Almaden Minerals Ltd. and subsidiaries (the "Company") as of December 31, 2014, and the related consolidated statements of comprehensive loss, cash flows and changes in equity for the years ended December 31, 2014 and 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Almaden Minerals Ltd. and subsidiaries as of December 31, 2014, and the results of their operations and their cash flows for the years ended December 31, 2014 and 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
/s/ Deloitte LLP
Chartered Professional Accountants
March 30, 2015
Vancouver, Canada

Almaden Minerals Ltd.
Consolidated statements of financial position
(Expressed in Canadian dollars)
	December 31,	December 31,
	2015	2014

	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 17)	6,222,778	8,172,598
Accounts receivable and prepaid expenses (Note 5)	383,464	413,880
Marketable securities (Note 6)	-	853,123
Inventory (Note 7)	-	274,768
	6,606,242	9,714,369

Non-current assets
Investment in associate (Note 8)	-	2,675,000
Reclamation deposit (Note 4(m))	-	34,548
Contingent shares receivable (Note 9)	-	69,600
Deposit on mill equipment (Note 10)	965,358	-
Property, plant and equipment (Note 11)	105,738	880,371
Exploration and evaluation assets (Note 12)	30,538,010	28,644,758
	31,609,106	32,304,277
TOTAL ASSETS	38,215,348	42,018,646

LIABILITIES
Current liabilities
Trade and other payables	797,769	542,578

Non-current liabilities
Deferred income tax liability (Note 18)	1,434,882	1,839,482
Total Liabilities	2,232,651	2,382,060

EQUITY
Share capital (Note 13)	83,757,687	87,083,931
Reserves (Note 13)	11,822,637	11,005,757
Deficit	(59,597,627)	(58,453,102)
Total Equity	35,982,697	39,636,586
TOTAL EQUITY AND LIABILITIES	38,215,348	42,018,646
Commitments (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on March 29, 2016
They are signed on the Company's behalf by:

/s/Duane Poliquin	/s/Mark T. Brown
Director	Director

Almaden Minerals Ltd.
Consolidated statements of comprehensive loss
(Expressed in Canadian dollars)
	Years Ended December 31,
	2015	2014	2013

	$	$	$
Revenue
Interest income	73,279	175,955	165,474
Other income (Note 14)	230,124	78,036	54,958
	303,403	253,991	220,432
Expenses (income)
Impairment of exploration and evaluation assets (Note 12)	97,044	2,570,664	371,038
General and administrative expenses (Note 23)	2,876,209	2,489,108	2,154,278
(Income) loss on exploration and evaluation assets (Note 15)	(32,920)	(55,111)	716,006
General exploration expenses	432,764	592,105	707,542
Share-based payments	950,740	565,800	381,950
	4,323,837	6,162,566	4,330,814
Operating loss	(4,020,434)	(5,908,575)	(4,110,382)

Other (loss) income
Loss from investment in associate (Note 8)	(95,892)	(135,209)	(818,889)
Impairment of marketable securities (Note 6)	(162,000)	(405,903)	(1,274,743)
Impairment of investment in associate (Note 8)	(470,700)	(6,637,288)	-
Gain on transfer of spin-out assets (Note 2)	3,115,422	-	-
(Loss) gain on fair value of contingent shares receivable (Note 9)	(22,500)	24,900	(193,500)
(Loss) gain on sale of marketable securities	-	(42,220)	19,509
Loss on sale of property, plant and equipment	(22,692)	-	-
Foreign exchange gain (loss)	129,671	(38,890)	21,396
Loss before income taxes	(1,549,125)	(13,143,185)	(6,356,609)
Deferred income tax recovery (expense) (Note 18)	404,600	(1,839,482)	-
Net loss for the year	(1,144,525)	(14,982,667)	(6,356,609)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Net change in fair value of available for sale financial assets, net of tax of nil	(170,640)	239,515	(84,585)
Reclassification adjustment relating to available for sale financial assets included in net income (loss), net of tax of nil	(162,812)	42,413	(5,763)
Other comprehensive income (loss) for the year	(333,452)	281,928	(90,348)

Total comprehensive loss for the year	(1,477,977)	(14,700,739)	(6,446,957)

Basic and diluted net loss per share (Note 16)	(0.02)	(0.23)	(0.10)

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.
Consolidated statements of cash flows
(Expressed in Canadian dollars)
	Years ended December 31,
	2015	2014	2013

	$	$	$
Operating activities
Net loss for the year	(1,144,525)	(14,982,667)	(6,356,609)
Items not affecting cash
Deferred income tax (recovery) expense	(404,600)	1,839,482	-
Loss on investment in associate	95,892	135,209	818,889
Depreciation	131,486	245,639	303,390
Loss (gain) on sale of marketable securities	-	42,220	(19,509)
Unrealized foreign exchange on reclamation deposit	(1,370)	-	-
(Gain) loss on fair value of contingent shares receivable	22,500	(24,900)	193,500
Loss on sale of property, plant and equipment	22,692	-	-
Impairment of marketable securities	162,000	405,903	1,274,743
Loss on exploration and evaluation assets	-	-	716,006
Impairment of exploration and evaluation assets	97,044	2,570,664	371,038
Impairment of investment in associate	470,700	6,637,288	-
Share-based payments	950,740	565,800	381,950
Gain on transfer of spin-out assets	(3,115,422)	-	-
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(342,649)	31,242	651,833
Trade and other payables	39,546	(554,580)	36,329
Net cash used in operating activities	(3,015,966)	(3,088,700)	(1,628,440)
Investing activities
Exploration and evaluation assets deposit	-	138,929	-
Reclamation deposit	683	(1,284)	-
Net proceeds from sale of marketable securities	-	39,343	22,565
Deposit on mill equipment	(692,000)	-	-
Property, plant and equipment - purchases	(2,516)	(22,940)	(95,986)
Exploration and evaluation assets
Costs	(3,668,974)	(6,768,273)	(8,253,489)
Proceeds on disposal	-	-	127,420
Net cash used in investing activities	(4,362,807)	(6,614,225)	(8,199,490)
Financing activities
Cash paid to Almadex pursuant to the plan of arrangement	(3,000,000)	-	-
Issuance of shares, net of share issue costs	8,428,953	5,880,750	5,335,295
Net cash from financing activities	5,428,953	5,880,750	5,335,295

Net cash outflows	(1,949,820)	(3,822,175)	(4,492,635)
Cash and cash equivalents, beginning of year	8,172,598	11,994,773	16,487,408
Cash and cash equivalents, end of year	6,222,778	8,172,598	11,994,773
Supplemental cash flow information - Note 17

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.
Consolidated statements of changes in equity
(Expressed in Canadian dollars)

	Share capital		Reserves
	Number of shares	Amount	Equity settled employee compensation	Warrants	Available-for-sale financial assets	Total reserves	Deficit	Total
		$		$		$	$	$
Balance, January 1, 2013	59,722,321	75,237,977	9,628,723	176,741	141,872	9,947,336	(37,113,826)	48,071,487
Shares issued for cash on exercise of stock options	220,000	223,550	-	-	-	-	-	223,550
Fair value of share options transferred to share capital on exercise of options	-	136,650	(136,650)	-	-	(136,650)	-	-
Share-based payments	-	-	381,950	-	-	381,950	-	381,950
Private placements and other	4,386,000	5,015,365	-	-	-	-	-	5,015,365
Finders' warrants issued pursuant to private placement	-	-	-	107,880	-	107,880	-	107,880
Shares issued pursuant to property acquisition agreement	250,000	537,500	-	-	-	-	-	537,500
Total comprehensive loss for the year	-	-	-	-	(90,348)	(90,348)	(6,356,609)	(6,446,957)
Balance, December 31, 2013	64,578,321	81,151,042	9,874,023	284,621	51,524	10,210,168	(43,470,435)	47,890,775
Shares issued for cash on exercise of stock options	150,000	121,500	-	-	-	-	-	121,500
Fair value of share options transferred to share capital on exercise of options	-	67,500	(67,500)	-	-	(67,500)	-	-
Shares issued pursuant to private placement	4,000,000	5,743,889	-	-	-	-	-	5,743,889
Finders' warrants issued pursuant to private placement	-	-	-	15,361	-	15,361	-	15,361
Share-based payments	-	-	565,800	-	-	565,800	-	565,800
Total comprehensive loss for the year	-	-	-	-	281,928	281,928	(14,982,667)	(14,700,739)
Balance, December 31, 2014	68,728,321	87,083,931	10,372,323	299,982	333,452	11,005,757	(58,453,102)	39,636,586
Share-based payments	-	-	950,740	-	-	950,740	-	950,740
Private placements and other	8,926,666	8,229,361	-	180,267	-	180,267	-	8,409,628
Transfer of net assets pursuant to spin-out (Note 2)	-	(11,828,963)	-	-	-	-	-	(11,828,963)
Finders' warrants issued pursuant to private placement	-	-	-	19,325	-	19,325	-	19,325
Shares issued pursuant to mill option agreement	407,997	273,358	-	-	-	-	-	273,358
Total comprehensive loss for the year	-	-	-	-	(333,452)	(333,452)	(1,144,525)	(1,477,977)
Balance, December 31, 2015	78,062,984	83,757,687	11,323,063	499,574	-	11,822,637	(59,597,627)	35,982,697

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

1.         Nature of Operations

Almaden Minerals Ltd. (the "Company" or "Almaden") was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002.  The Company is an exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation properties in Canada, US and Mexico.  The address of the Company's registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the business of exploring and developing new mineral projects and has not yet determined whether these projects contain economically recoverable mineral reserves.  The recoverability of amounts shown for exploration and evaluation assets is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

2.        Plan of arrangement

On July 31, 2015, the spin-out of Almadex Minerals Limited ("Almadex") became effective as all conditions to the statutory plan of arrangement (the "Plan of Arrangement") were satisfied or waived.

Pursuant to the Plan of Arrangement, Almaden's shareholders exchanged their existing common shares of Almaden and received one "new" Almaden common share and 0.6 common shares of Almadex.

The carrying value of the net assets transferred to Almadex, pursuant to the Plan of Arrangement consisted of the following assets and liabilities:

Assets:
Accounts receivable and prepaid expenses	$142,731
Marketable securities(1)	357,672
Inventory	274,768
Investment in associate	2,108,408
Reclamation deposit	30,235
Contingent share receivable	47,100
Property, plant and equipment	622,971
Exploration and evaluation assets	2,128,240
Total assets	5,712,125
Liabilities:
Trade and other payables	(49,748)
Carrying value of net assets	5,662,377
Fair value of net assets distributed	8,777,799
Gain on transfer of spin-out assets	$3,115,422

(1) The carrying value of the marketable securities spun out on July 31, 2015, reflects their mark to market fair value less an unrealized gain formerly included in reserves representing the accumulated other comprehensive income on available-for-sale financial assets of $162,812.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

2.   Plan of arrangement (Continued)

In accordance with IFRIC 17, Distribution of Non-cash Assets to Owners, the Company recognized the distribution of net assets to Almaden shareholders at fair value with the difference between that value and the carrying amount of the net assets recognized in the consolidated statement of comprehensive loss.

The Plan of Arrangement resulted in a reduction of share capital amounting to $11,828,963 ($8,777,799 fair value of net assets, $3,000,000 cash paid by Almaden, and $51,164 net contribution from spin-out assets).

The fair value of the net assets distributed was based on the share price of Almadex on August 14, 2015, its first day of trading, of $0.20 per share multiplied by the total number of shares issued, 43,888,992.

Under the terms of the Plan of Arrangement, each issued and outstanding Almaden option and warrant has been adjusted to compensate the option and warrant holders for the assets spun-out. The exercise price paid has been allocated between the Company and Almadex on the same ratio that the fair market value of the spin-out assets has, to the fair market value of the assets of the Company.  See Note 13 (c) and (d).

3.   Basis of Presentation

(a) Statement of Compliance with International Financial Reporting Standards ("IFRS")

These consolidated financial statements have been prepared in accordance and compliance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

(b) Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale that have been measured at fair value.

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2015.

(c) Functional currency

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar.

(d) Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these judgements and estimates.  The consolidated financial statements include judgements and estimates which, by their nature, are uncertain.  The impacts of such judgements and estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

3.   Basis of Presentation (Continued)

(d)  Significant accounting judgments and estimates (continued)

Significant assumptions about the future and other sources of judgements and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o	The assessment that the Company has significant influence over the investment in Gold Mountain Mining Corporation ("Gold Mountain") (Note 8) which results in the use of the equity method for accounting for this investment. In making their judgement, management considered its percentage ownership, the composition of the Board of Directors of Gold Mountain, the common directors and management between Gold Mountain and the Company and the intercompany transactions and relationship with Gold Mountain and concluded that significant influence exists.

o	The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

o	The determination that the carrying amount of the Tuligtic Project will be recovered through use rather than sale (Notes 12 and 18).

Estimates

o	The recoverability of accounts receivable which is included in the consolidated statements of financial position;
o	The carrying value of the marketable securities and the recoverability of the carrying value which are included in the consolidated statements of financial position;
o	The carrying value of investment in associate, and the estimated annual gains or losses from income and dilution, and the recoverability of the carrying value which is included in the consolidated statements of financial position;
o	The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of comprehensive loss;
o	The value of the exploration and development costs which is recorded in the consolidated statements of financial position (Note 4(h));
o	The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of finders' warrants. Certain inputs into the model are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company's control;

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

3. Basis of Presentation (Continued)

(d) Significant accounting judgments and estimates (continued)

o	The provision for income taxes which is included in the consolidated statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the consolidated statement of financial position.
o	The assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable;
o	The estimated fair value of contingent share payments receivable in the event that Gold Mountain achieves some or all of the specified resource and production levels described in Note 9(a);
o	The estimated fair value of contingent share payments receivable in the event that Goldgroup Mining Inc. achieves some or all of the specified resource and production levels described in Note 9(b).

4. Significant Accounting Policies

(a) Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

		Jurisdiction	Nature of operations

	Puebla Holdings Inc.	Canada	holding company
	Minera Gorrion, S.A. de C.V.	Mexico	exploration company
(i)	Almaden America Inc.	USA	exploration company
(i)	Republic Resources Ltd.	Canada	service company
(i)	Ixtaca Precious Metals Inc.	Canada	holding company
(i)	Pangeon Holdings Ltd.	Canada	holding company
(i)	Almaden de Mexico, S.A. de C.V.	Mexico	exploration company
(i)	Minera Gavilan, S.A. de C.V.	Mexico	exploration company
(i)	Compania Minera Zapata, S.A. de C.V.	Mexico	exploration company
(i)	Minera Alondra, S.A. de C.V.	Mexico	holding company

(i)	Included in consolidation until July 31, 2015 due to Plan of Arrangement (Note 2).

Investments where the Company has the ability to exercise significant influence are accounted for using the equity method.  Under this method, the Company's share of the investee's profit or loss is included in the statement of operations and its investments therein are adjusted by a like amount.  Dividends received from these investments are credited to the investment. The Company's former 38.8% interest in Gold Mountain was accounted for using the equity method until the Plan of Arrangement.

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the consolidated financial statements.  Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company's interest in the investee.  Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

4.   Significant Accounting Policies (Continued)

(b) Foreign currencies

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions.  At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

(c) Financial instruments

Financial assets
The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:
Fair value through profit or loss - This category comprises derivatives including contingent shares receivable, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in profit or loss.
Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.  The Company classifies its cash and cash equivalents and accounts receivable as "loans and receivables".
Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.
Available for sale - Non-derivative financial assets not included in the above categories and which include marketable securities are classified as available for sale. They are carried at fair value with changes in fair value recognized directly in other comprehensive income and equity. Where a decline in the fair value of an available for sale financial asset constitutes objective evidence of significant or prolonged decline in value, the amount of the loss is removed from equity and recognized in profit or loss.
All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

4.   Significant Accounting Policies (Continued)

(c)  Financial instruments (continued)

Financial liabilities
The Company classifies its financial liabilities into one of two categories, depending on the purpose of the liability.  The Company's accounting policy for each category is as follows:
Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in profit or loss.
Other financial liabilities - This category includes trade and other payables, all of which are recognized at amortized cost.

(d) Cash, cash equivalents and short-term investments

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.  Short-term investments include money market instruments with terms to maturity exceeding ninety days.

(e)	Inventory

Inventory is valued at the lower of the average cost and estimated net realizable value.

(f)	Property, plant and equipment

Property, plant and equipment are stated at cost and are depreciated annually on a declining-balance basis at the following rates:

Automotive equipment	30%
Furniture, fixtures and other	20%
Computer hardware and software	30%
Geological library	20%
Field equipment	20%
Drill equipment	20%

(g) Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales tax or duty.  The following specific recognition criteria must also be met before revenue is recognized

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

4.   Significant Accounting Policies (Continued)

(g) Revenue recognition (continued)

Interest income
Revenue is recognized as interest accrues (using the effective interest rate, that is, the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Other income
Revenue from other income consists of office rental and contract exploration services provided to third parties and are recognized upon completion of the services for which the measurement of the consideration can be reasonably assured and the ultimate collection is reasonably assured.

(h) Exploration and evaluation assets

The Company is in the exploration stage with respect to its investment in exploration and evaluation assets and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims to which the Company has rights and crediting all proceeds received from farm-out arrangements or recovery of costs against the cost of the related claims.  Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to profit or loss on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral claims are charged to profit or loss at the time of any abandonment or when it has been determined that there is evidence of an impairment.

The Company considers the following facts and circumstances in determining if it should test exploration and evaluation assets for impairment:

(i)	the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

(ii)	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

(iii)	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

(iv)	sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation assets is unlikely to be recovered in full from successful development or by sale.

An impairment charge relating to a exploration and evaluation asset is subsequently reversed when new exploration results or actual or potential proceeds on sale or farm-out of the property result in a revised estimate of the recoverable amount but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.  General exploration costs in areas of interest in which the Company has not secured rights are expensed as incurred.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

4.    Significant Accounting Policies (Continued)

(h) Exploration and evaluation (continued)

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

Expenditures are transferred to mining properties and leases or assets under construction once the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and the work completed to date supports the future development of the property.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment.

Where a potential impairment is indicated, assessments are performed for each area of interest.  To the extent that exploration expenditure is not expected to be recovered, it is charged to profit or loss. Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

(i)	Impairment of property, plant and equipment

Property, plant and equipment are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. If any such indication is present, the recoverable amount of the asset is estimated in order to determine whether impairment exists. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset's recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount by way of recording an impairment charge to profit or loss.  Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

4.   Significant Accounting Policies (Continued)

(j) Income taxes

Income tax expense comprises current and deferred tax.  Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.  In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(k) Share-based payments
The Company's stock option plan allows Company employees, directors, officers and consultants to acquire shares of the Company. The fair value of options granted is recognized as share-based payment expense with a corresponding increase in equity reserves.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

Fair value is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.  At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest. In situations where equity instruments are issued to consultants and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment.  Otherwise, share-based payments are measured at the fair value of goods or services received.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

4.    Significant Accounting Policies (Continued)

(l) Share capital

Proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company, in addition to the proportionate amount of reserves originally created at the issuance of the stock options or warrants.  Share capital issued for non-monetary consideration is valued at the closing market price at the date of issuance.  The proceeds from the issuance of units are allocated between common shares and common share purchase warrants based on the residual value method.  Under this method, the proceeds are allocated to common shares based on the fair value of a common share at the announcement date of the unit offering and any residual remaining is allocated to common share purchase warrants.

(m)	Reclamation and closure cost obligations

Decommissioning and restoration provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation and discount rates.  Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows discounted for the market discount rate.

Over time the discounted liability is increased for the changes in the present value based on the current market discount rates and liability risks.  When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

At December 31, 2015, the Company has $Nil (2014 - $12,500) of reclamation deposits held with the Ministry of Mines of British Columbia and $Nil (2014 - $22,048) of reclamation deposits held with the State of Nevada.  These assets were transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

When the Company enters into an option agreement on its exploration and evaluations assets, as part of the option agreement, responsibility for any reclamation and remediation becomes the responsibility of the optionee.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

4.         Significant Accounting Policies (Continued)

(n) Net loss per share

The Company presents the basic and diluted net loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted net loss per share is determined by adjusting the net loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares (Note 16).

(o) Application of new and revised accounting standards effective January 1, 2015

The Company has applied the amendments to IFRSs included in the Annual Improvements to IFRSs 2010-2012 Cycle and 2011-2013 Cycle which were effective for annual periods beginning on or after July 1, 2014. The amendments did not have an impact on the Company's consolidated financial statements. The Company has not early adopted any other amendment, standard or interpretation that has been issued by the IASB but is not yet effective.

(p) Future accounting standards

Certain pronouncements were issued by the IASB or IFRIC but are not yet effective as at December 31, 2015.  The Company intends to adopt these standards and interpretations when they become effective.  The Company does not expect these standards to have an impact on its consolidated financial statements. Pronouncements that are not applicable to the Company have been excluded from those described below.

The following are the accounting standards issued but not yet effective, as of January 1, 2016.

Revenue recognition

IFRS 15 - In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently considering the impact, if any, of the standard on its future consolidated financial statements.

Financial instruments

IFRS 9 - In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently considering the impact, if any, of the final standard on its future consolidated financial statements.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

4.   Significant Accounting Policies (Continued)

(p) Future accounting standards (continued)

Leases

IFRS 16 - In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements. The Company is currently considering the impact, if any, of the standard on its future consolidated financial statements.

The Company has not early adopted these new and amended standards and is currently assessing the impact that these standards will have on the consolidated financial statements.

5.   Accounts Receivable and Prepaid Expenses

    Accounts receivable and prepaid expenses consist of the following:

	December 31,	December 31,
	2015	2014
Accounts receivable	$235,983	$342,270
Allowance for doubtful accounts	-	(79,485)
Prepaid expenses	147,481	151,095
	$383,464	$413,880

At December 31, 2015, the Company has recorded value added taxes of $159,689 (2014 - $378,819) in exploration and evaluation assets as the value added tax relates to certain projects and will be recovered when the assets are sold.

6.   Marketable Securities

Marketable securities consist of equity securities over which the Company does not have control or significant influence.  Marketable securities are designated as available for sale and valued at fair value.  Unrealized gains and losses due to year end revaluation to fair value, other than those determined to be other than significant or prolonged losses are recorded as other comprehensive income or loss.  During the year ended December 31, 2015, the Company determined that $162,000 (2014 - $405,903) of unrealized loss recorded in available for sale financial assets was a result of significant or prolonged losses.  These assets were transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).  The fair value on July 31, 2015 was $357,672.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

7.   Inventory

Inventory consisted of 1,597 ounces of gold which is valued at the lower of average cost of mining and estimated net realizable value.  The market value of the gold at December 31, 2015 is $Nil (2014 - $2,200,086).  This asset was transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

8.   Investment in Associate

Gold Mountain Mining Corporation ("Gold Mountain")

On July 26, 2011, the Company closed an Asset Sale Agreement under which Gold Mountain acquired 100% of the Elk gold deposit in Merritt, British Columbia and Almaden retains a 2% NSR ("Net Smelter Return") royalty in the project.  Under the terms of the agreement, Almaden received 35 million common shares of Gold Mountain including contingently issuable shares and recorded a gain on sale in the amount of $4,122,166 and management's best estimate of the fair value of the contingently issuable shares of $144,000 as described in Note 9(a).  Concurrent with the transaction, Almaden sold 8.25 million common shares of Gold Mountain to third parties at $0.355 per share for gross proceeds of $2,928,750 resulting in no gain or loss on sale.  Upon completion of the transaction, Duane Poliquin (Chairman and Director of Almaden) and Morgan Poliquin (CEO and Director of Almaden) became directors of Gold Mountain.

Almaden is accounting for this investment using the equity method as the Company has determined that significant influence exists.  Almaden has recorded its equity share of Gold Mountain's loss during the year ended December 31, 2015 in the amount of a loss of $95,892 (2014 - $135,209 loss; 2013 - $818,889 loss).  At year ended December 31, 2015, the Company wrote down its investment in associates to its fair value and recorded impairment charges of $470,700 (2014 - $6,637,288; 2013 - $Nil) as the decline in value was considered significant and prolonged.  The investment in associate was transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

The continuity of the Company's investment in associate for the years ended December 31, 2015, 2014 and 2013 is as follows:

	2015	2014	2013
Balance, beginning of year	$2,675,000	$9,447,497	$10,266,386
Company's share of net loss	(95,892)	(135,209)	(818,889)
Impairment	(470,700)	(6,637,288)	-
Transfer to Almadex	(2,108,408)	-	-
Balance, end of year	$-	$2,675,000	$9,447,497

The following table summarizes the financial information of Gold Mountain for its year ended December 31, 2015 and 2014:

	2015	2014
Current assets	$-	$3,085,070
Non-current assets	$-	$27,661,031
Current liabilities	$-	$40,827
Non-current liabilities	$-	$1,664,608
Revenue	$-	$9,953
Loss	$-	$379,047

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

9.   Contingent Shares Receivable

(a) Gold Mountain Mining Corporation

As part of the Asset Sale Agreement with Gold Mountain (Note 8), Almaden received an additional 2,000,000 common shares held in escrow subject to the following conditions:

i.	1,000,000 common shares upon the establishment of one million ounces of measured or indicated reserves of gold on the property; and
ii.	1,000,000 common shares upon the establishment of an additional one million ounces of measured and indicated reserves of gold on the property.

Any of the foregoing shares not released from escrow by July 26, 2016 will be cancelled.  The Company has recorded a contingent share receivable of $Nil (2014 - $15,000) based on management's best estimate of the fair value of the common shares as at December 31, 2015 and a gain on fair value adjustment of $Nil (2014 - $1,500; 2013 - $76,500) in the statement of comprehensive loss.  This asset was transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

(b) Goldgroup Mining Inc.

On October 14, 2011, the Company completed the sale of its 30% interest in the Caballo Blanco property to Goldgroup Mining Inc. ("Goldgroup").  The Company retains in its Mexican subsidiary an undivided 1.5% NSR in Caballo Blanco.  In consideration, Goldgroup paid to Almaden cash consideration of US$2.5 million and issued 7 million of its common shares.  An additional 7 million common shares will be issued to Almaden under the following conditions:

i.	1,000,000 common shares upon commencement of commercial production on the Caballo Blanco project,
ii.	2,000,000 common shares upon measured and indicated resources including cumulative production reaching 2,000,000 ounces of gold,
iii.	2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 5,000,000 ounces of gold, and
iv.	2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 10,000,000 ounces of gold.
On December 24, 2014, Goldgroup sold Caballo Blanco to Timmins Gold Corp ("Timmins").  If Timmins achieves the above conditions, management believes that the bonus common shares will continue to be payable from Goldgroup.

The Company has recorded a contingent share receivable of $Nil (2014 - $54,600) based on management's best estimate of the fair value of the common shares as at December 31, 2015 and a loss on fair value adjustment in the statements of comprehensive loss during the year ended December 31, 2015 of $22,500 (2014 - $23,400; 2013 - $117,000).  This asset was transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

10.   Deposit on Mill Equipment

On October 19, 2015, the Company entered into a Mill Purchase Option Agreement to acquire the Rock Creek mill.  Pursuant to the agreement, Almaden has the exclusive right and option to purchase the mill for a total of US$6,500,000, subject to adjustment in certain circumstances (the "Option").

On November 25, 2015, the Company issued 407,997 common shares at a fair value of $0.67 per share, for a total fair value of $273,358.

In order to exercise the Option, Almaden must make option payments according to the following schedule:

On execution of agreement:	US$250,000 (Paid October 21, 2015)
On or before December 31, 2015:	US$250,000 (Paid December 29, 2015)
On or before March 31, 2016:	US$250,000 (Paid March 17, 2016)
On or before June 15, 2017:	US$2,000,000
On or before June 15, 2018:	US$3,750,000

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars
11.	Property, Plant and Equipment

	Automotive equipment	Furniture, fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Drill equipment	Total
	$	$	$	$	$	$	$	$
Cost
December 31, 2014	541,260	166,376	343,129	215,325	65,106	461,498	1,534,988	3,327,682
Additions	-	1,329	1,187	-	-	-	-	2,516
Disposal	-	(32,642)	(126,150)	(39,315)	-	(59,479)	-	(257,586)
December 31, 2015	541,260	135,063	218,166	176,010	65,106	402,019	1,534,988	3,072,612

Accumulated depreciation
December 31, 2014	455,039	157,273	302,583	167,320	60,202	339,880	965,014	2,447,311
Disposal	-	(28,532)	(116,703)	(36,778)	-	(52,881)	-	(234,894)
Depreciation	16,314	1,953	12,341	14,401	962	19,018	66,497	131,486
December 31, 2015	471,353	130,694	198,221	144,943	61,164	306,017	1,031,511	2,343,903

Transfer to Almadex as per plan of arrangement (Note 2)	(63,049)				(200)	(56,245)	(503,477)	(622,971)

Carrying amounts
December 31, 2014	86,221	9,103	40,546	48,005	4,904	121,618	569,974	880,371
December 31, 2015	6,858	4,369	19,945	31,067	3,742	39,757	-	105,738
At December 31, 2015, the Company disposed property, plant and equipment for $Nil proceeds and recorded a loss on sale of property, plant and equipment of $22,692 in the consolidated statements of comprehensive loss.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

11.	Property, Plant and Equipment (Continued)

	Automotive equipment	Furniture, fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Drill equipment	Total
	$	$	$	$	$	$	$	$
Cost
December 31, 2013	541,260	166,376	330,090	214,812	65,106	452,110	1,534,988	3,304,742
Additions	-	-	13,039	513	-	9,388	-	22,940
Disposals	-	-	-	-	-	-	-	-
December 31, 2014	541,260	166,376	343,129	215,325	65,106	461,498	1,534,988	3,327,682

Accumulated depreciation
December 31, 2013	418,088	154,997	288,001	146,856	58,976	312,233	822,521	2,201,672
Disposals	-	-	-	-	-	-	-	-
Depreciation	36,951	2,276	14,582	20,464	1,226	27,647	142,493	245,639
December 31, 2014	455,039	157,273	302,583	167,320	60,202	339,880	965,014	2,447,311

Carrying amounts
December 31, 2013	123,172	11,379	42,089	67,956	6,130	139,877	712,467	1,103,070
December 31, 2014	86,221	9,103	40,546	48,005	4,904	121,618	569,974	880,371

12.	Exploration and Evaluation Assets

	Tuligtic	El Cobre	ATW	Willow	Other Properties	Total
Exploration and evaluation assets	$	$	$	$	$	$
Acquisition costs Opening balance (December 31, 2014)	2,370,679	47,261	1	1	13,044	2,430,986
Additions	831,455	-	-	-	119	831,574
Impairment of deferred acquisition costs	-	-	-	-	-	-
Closing balance (December 31, 2015)	3,202,134	47,261	1	1	13,163	3,262,560
Deferred exploration costs
Opening balance (December 31, 2014)	24,287,724	1,456,727	-	-	469,321	26,213,772
Costs incurred during the year:
Drilling and related costs	327,084	29,121	-	-	6,145	362,350
Professional/technical fees	249,614	13,111	-	-	17,352	280,077
Claim maintenance/lease cost	206,441	78,316	-	-	98,738	383,495
Geochemical, metallurgy	604,653	19,882	-	-	-	624,535
Technical studies	487,288	4,016	-	-	-	491,304
Travel and accommodation	254,072	-	-	-	-	254,072
Geology, geophysics, exploration	405,352	5,418	-	-	170	410,940
Supplies and misc.	19,608	-	-	-	-	19,608
Reclamation, environmental	119,673	-	-	-	-	119,673
Value-added tax	190,197	-	-	-	(30,508)	159,689
Recovery of exploration cost	-	-	-	-	(2,950)	(2,950)
Contribution from spin out assets (1)	184,169	-	-	-	-	184,169
Impairment of deferred exploration costs	-	-	-	-	(97,044)	(97,044)
	3,048,151	149,864	-	-	(8,097)	3,189,918
Closing balance (December 31, 2015)	27,335,875	1,606,591	-	-	461,224	29,403,690
Less amount transferred to Almadex as per Plan of Arrangement July 31, 2015 (Note 2)		(1,653,852)	(1)	(1)	(474,386)	(2,128,240)
Total exploration and evaluation assets	30,538,009	-	-	-	1	30,538,010

(1)	Contribution from spin-out assets relates to historical equipment rental fees paid by the Company that were previously eliminated due to an intercompany relationship which is now a third party relationship.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

12.	Exploration and Evaluation Assets (Continued)

	Tuligtic	El Cobre	ATW	Willow	Other Properties	Total
Exploration and evaluation assets	$	$	$	$	$	$
Acquisition costs Opening balance (December 31, 2013)	1,232,765	47,261	46,451	148,254	13,045	1,487,776
Additions	1,137,914	-	-	-	1,015	1,138,929
Impairment of deferred acquisition costs	-	-	(46,450)	(148,253)	(1,016)	(195,719)
Closing balance (December 31, 2014)	2,370,679	47,261	1	1	13,044	2,430,986
Deferred exploration costs
Opening balance (December 31, 2013)	19,131,734	1,315,226	1,423,530	700,688	388,195	22,959,373
Costs incurred during the year:
Drilling and related costs	1,448,003	-	-	-	-	1,448,003
Professional/technical fees	267,219	43,628	-	-	19,186	330,033
Claim maintenance/lease cost	248,142	58,321	23,712	25,956	117,640	473,771
Geochemical, metallurgy	387,705	735	-	-	19,056	407,496
Technical studies	1,112,037	-	-	-	-	1,112,037
Travel and accommodation	377,900	6,260	-	-	7,255	391,415
Geology, geophysics, exploration	812,043	27,272	-	-	89,054	928,369
Supplies and misc.	14,236	5,285	72	-	6,545	26,138
Reclamation, environmental	129,108	-	-	-	-	129,108
Water exploration	4,155	-	-	-	-	4,155
Value-added tax	355,442	-	-	-	23,377	378,819
Impairment of deferred exploration costs	-	-	(1,447,314)	(726,644)	(200,987)	(2,374,945)
	5,155,990	141,501	(1,423,530)	(700,688)	81,126	3,254,399
Closing balance (December 31, 2014)	24,287,724	1,456,727	-	-	469,321	26,213,772
Total exploration and evaluation assets	26,658,403	1,503,988	1	1	482,365	28,644,758

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

12.      Exploration and Evaluation Assets (Continued)

The following is a description of the Company's most significant property interests and related spending commitments:

(a)	Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Puebla, Mexico. The property contains the Ixtaca Zone.

(b)     Other:

The Company holds a 40% carried interest in the Logan property located in the Yukon Territory, Canada. The project is carried at a nominal value of $1.

El Cobre, ATW, Willow, and other properties were transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

13.	Share Capital and Reserves

(a)	Authorized share capital

At December 31, 2015, the authorized share capital comprised an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)	Details of private placement and other issues of common shares in 2015 and 2014

On November 25, 2015, the Company issued 407,997 common shares at a fair value of $0.67 per share as a payment for the Mill Purchase Option Agreement (Note 10).

On November 17, 2015, the Company closed a non-brokered private placement by the issuance of 4,506,666 units at a price of $0.75 per unit for gross proceeds to the Company of $3,380,000.  Each unit consists of one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant allows the holder to purchase one common share of the Company at a price of $1.00 per share until November 17, 2017.  A finder's fee of $73,550 in cash and finder's warrants to purchase up to 35,200 common shares at a price of $0.77 per common share until November 17, 2017 was paid on a portion of the placement. The fair value of the finders' warrants was $5,984. In connection with the private placement, the Company also incurred $43,075 share issue costs. $3,199,733 of the proceeds from the private placement was allocated to share capital, and $180,267 to the warrants under the residual value method.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

13.	Share Capital and Reserves (Continued)

(b)   Details of private placement and other issues of common shares in 2015 and 2014
(Continued)

On February 11, 2015, the Company closed a non-brokered private placement by the issuance of 4,420,000 units at a price of $1.25 per unit for gross proceeds to the Company of $5,525,000.  Each unit consists of one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until February 11, 2016.  A finder's fee of $212,626 in cash and finder's warrants to purchase up to 49,410 common shares at a price of $1.28 per common share until February 11, 2016 was paid on a portion of the placement. The fair value of the finders' warrants was $13,341. In connection with the private placement, the Company also incurred $146,796 share issue costs.  The proceeds of the private placement were allocated entirely to share capital.

On August 1, 2014, the Company closed a non-brokered private placement by the issuance of 4,000,000 units at a price of $1.50 per unit for gross proceeds to the Company of $6,000,000 less share issue costs of $256,111.  Each unit consists of one common share and one-half of one non-transferrable common share purchase warrant.  Each whole warrant allows the holder to purchase one common share at a price of $2.00 per common share until August 1, 2015.  A finder's fee of $107,400 in cash and finder's warrants to purchase up to 48,000 common shares at a price of $1.50 per common share until August 1, 2015 was paid on a portion of the placement. The fair value of the finders' warrants was $15,361. In connection with the private placement, the Company also incurred $133,350 share issue costs.  The proceeds of the private placement were allocated to share capital and $Nil value to the warrants under the residual value method.

(c)	Warrants

The continuity of warrants for the years ended December 31, 2015, 2014 and 2013 are as follows:

Expiry date	Exercise Price		December 31, 2014	Granted	Exercised	Expired/ cancelled	December 31, 2015
August 1, 2015		$1.50	48,000	-	-	(48,000)	-
August 1, 2015		$2.00	2,000,000	-	-	(2,000,000)	-
July 17, 2016	$	* 1.58	4,376,000	-	-	-	4,376,000
July 17, 2016	$	* 1.32	186,000	-	-	-	186,000
February 11, 2016	$	* 1.76	-	2,210,000	-	-	2,210,000
February 11, 2016	$	* 1.12	-	49,410	-	-	49,410
November 17, 2017		$1.00	-	2,253,334	-	-	2,253,334
November 17, 2017		$0.77	-	35,200	-	-	35,200
			6,610,000	4,547,944	-	(2,048,000)	9,109,944
Weighted average
exercise price			$1.70	$1.37	-	$1.99	$1.47

*	On August 28, 2015, the Company adjusted the exercise price on outstanding warrants proportionately to reflect the value transferred to Almadex. The weighted average exercise price as at December 31, 2014 changed, from $1.65 to $1.70.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

13.	Share Capital and Reserves (Continued)

(c)	Warrants (Continued)

Expiry date	Exercise Price	December 31, 2013	Granted	Exercised	Expired/ cancelled	December 31, 2014
July 17, 2016*	$1.50	4,376,000		-	-	4,376,000
July 17, 2016	$1.50	186,000				186,000
August 1, 2015	$1.50		48,000			48,000
August 1, 2015	$2.00		2,000,000			2,000,000
		4,562,000	2,048,000	-	-	6,610,000
Weighted average
exercise price		$1.50	$1.99	-	-	$1.65

*	Exercise price is increased to $1.80 per share if the warrants are not exercised by January 17, 2015. Since these warrants were not exercised by January 17, 2015, the exercise price has increased to $1.80 per share.

Expiry date	Exercise Price	December 31, 2012	Granted	Exercised	Expired/ cancelled	December 31, 2013
July 17, 2016*	$1.50	-	4,376,000	-	-	4,376,000
July 17, 2016	$1.50	-	186,000	-	-	186,000
			4,562,000		-	4,562,000
Weighted average
exercise price			$1.50		-	$1.50

The weighted average fair value of warrants granted during the years ended December 31, 2015, 2014 and 2013 calculated using the Black-Scholes model at issue date, are as follows:

Weighted average assumptions used

Number of warrants	Date of issue	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
35,200	November 17, 2015	$0.17	0.38%	2	47.77%	$Nil
49,410	February 11, 2015	$0.27	0.56%	1	40.83%	$Nil
48,000	August 1, 2014	$0.32	1.00%	1	49.30%	$Nil
186,000	July 17, 2013	$0.58	1.39%	3	55.95%	$Nil

(d)  Share purchase option compensation plan

The Company's stock option plan permits the issuance of options up to a maximum of 10% of the Company's issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At December 31, 2015, the Company had reserved 45,298 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

13.	Share Capital and Reserves (Continued)

(d)  Share purchase option compensation plan

All options granted during the years ended December 31, 2015, 2014 and 2013 vested on the date granted. The continuity of stock options for the years ended December 31, 2015, 2014 and 2013 are as follows:

Expiry date	Exercise price		December 31, 2014	Granted	Exercised	Expired / cancelled	December 31, 2015
January 4, 2015		$1.14	970,000	-	-	(970,000)	-
February 22, 2015		$2.26	20,000	-	-	(20,000)	-
April 25, 2015		$1.67	25,000	-	-	(25,000)	-
June 21, 2015		$1.00	140,000	-	-	(140,000)	-
July 16, 2015		$0.92	200,000	-	-	(200,000)	-
August 27, 2015		$2.22	205,000	-	-	(205,000)	-
September 20, 2015	$	* 2.34	100,000	-	-	(100,000)	-
November 22, 2015	$	* 2.40	75,000	-	-	(75,000)	-
May 6, 2016	$	* 1.33	65,000	-	-	-	65,000
June 8, 2016	$	* 2.89	2,270,000	-	-	(125,000)	2,145,000
July 14, 2016	$	* 1.37	150,000	-	-	(20,000)	130,000
August 15, 2016	$	* 2.57	150,000	-	-	-	150,000
October 10, 2016	$	* 1.23	150,000	-	-	-	150,000
January 6, 2017	$	* 0.98	-	1,180,000	-	-	1,180,000
May 4, 2017	$	* 1.91	225,000	-	-	(25,000)	200,000
June 8, 2017	$	* 1.98	75,000	-	-	-	75,000
August 26, 2017	$	* .0.74	-	1,445,000	-	-	1,445,000
September 11, 2017	$	* 2.31	500,000	-	-	-	500,000
November 22, 2017	$	* 2.22	100,000	-	-	-	100,000
April 4, 2018	$	* 1.74	90,000	-	-	-	90,000
June 18, 2018	$	* 1.46	250,000	-	-	-	250,000
December 11, 2018		$0.72	-	756,000	-	-	756,000
January 2, 2019	$	* 1.04	375,000	-	-	-	375,000
July 2, 2019	$	* 1.32	150,000	-	-	-	150,000
Options outstanding and exercisable			6,285,000	3,381,000	-	(1,905,000)	7,761,000
Weighted average
exercise price			$2.05	$0.82	-	$1.48	$1.65

* On August 20, 2015, the Company adjusted the exercise price on outstanding stock options proportionately to reflect the value transferred to Almadex. The weighted average exercise price as at December 31, 2014 changed, from $2.29 to $2.05.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

13.	Share Capital and Reserves (Continued)

(d) Share purchase option compensation plan (continued)

Expiry date	Exercise price	December 31, 2013	Granted	Exercised	Expired / cancelled	December 31, 2014
May 4, 2014	$2.18	65,000	-	-	(65,000)	-
July 13, 2014	$1.96	170,000	-	-	(170,000)	-
November 22, 2014	$2.53	60,000	-	-	(60,000)	-
November 25, 2014	$0.81	150,000	-	(150,000)	-	-
January 4, 2015	$1.14	970,000	-	-	-	970,000
February 22, 2015	$2.26	20,000	-	-	-	20,000
April 25, 2015	$1.67	25,000	-	-	-	25,000
June 21, 2015	$1.00	140,000	-	-	-	140,000
July 16, 2015	$0.92	200,000	-	-	-	200,000
August 27, 2015	$2.22	205,000	-	-	-	205,000
September 20, 2015	$2.67	100,000	-	-	-	100,000
November 22, 2015	$2.73	75,000	-	-	-	75,000
May 6, 2016	$1.51	-	65,000	-	-	65,000
June 8, 2016	$3.29	2,270,000	-	-	-	2,270,000
July 14, 2016	$1.56	-	150,000	-	-	150,000
August 15, 2016	$2.93	150,000	-	-	-	150,000
October 10, 2016	$1.40	-	150,000	-	-	150,000
May 4, 2017	$2.18	225,000	-	-	-	225,000
June 8, 2017	$2.25	75,000	-	-	-	75,000
September 11, 2017	$2.63	500,000	-	-	-	500,000
November 22, 2017	$2.53	100,000	-	-	-	100,000
April 4, 2018	$1.98	90,000	-	-	-	90,000
June 18, 2018	$1.66	250,000	-	-	-	250,000
January 2, 2019	$1.19	-	375,000	-	-	375,000
July 2, 2019	$1.50	-	150,000	-	-	150,000
Options outstanding and exercisable		5,840,000	890,000	(150,000)	(295,000)	6,285,000
Weighted average
exercise price		$2.38	$1.36	$0.81	$2.12	$2.29

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

13.	Share Capital and Reserves (Continued)

(d)  Share purchase option compensation plan (continued)

Expiry date	Exercise price	December 31, 2012	Granted	Exercised	Expired / cancelled	December 31, 2013
March 17, 2013	$2.35	40,000	-	(25,000)	(15,000)	-
April 12, 2013	$2.36	25,000	-	-	(25,000)	-
December 29, 2013	$0.68	125,000	-	(125,000)	-	-
May 4, 2014	$2.18	65,000	-	-	-	65,000
July 13, 2014	$1.96	170,000	-	-	-	170,000
November 22, 2014	$2.53	60,000	-	-	-	60,000
November 25, 2014	$0.81	150,000	-	-	-	150,000
January 4, 2015	$1.14	1,040,000	-	(70,000)	-	970,000
February 22, 2015	$2.26	-	20,000	-	-	20,000
April 25, 2015	$1.67	-	25,000	-	-	25,000
June 21, 2015	$1.00	140,000	-	-	-	140,000
July 16, 2015	$0.92	200,000	-	-	-	200,000
August 27, 2015	$2.22	205,000	-	-	-	205,000
September 20, 2015	$2.67	100,000	-	-	-	100,000
November 22, 2015	$2.73	125,000	-	-	(50,000)	75,000
June 8, 2016	$3.29	2,320,000	-	-	(50,000)	2,270,000
August 15, 2016	$2.93	200,000	-	-	(50,000)	150,000
May 4, 2017	$2.18	250,000	-	-	(25,000)	225,000
June 8, 2017	$2.25	75,000	-	-	-	75,000
September 11, 2017	$2.63	500,000	-	-	-	500,000
November 22, 2017	$2.53	100,000	-	-	-	100,000
April 4, 2018	$1.98	-	90,000	-	-	90,000
June 18, 2018	$1.66	-	250,000	-	-	250,000
Options outstanding and exercisable		5,890,000	385,000	(220,000)	(215,000)	5,840,000
Weighted average
exercise price		$2.39	$1.77	$1.02	$2.77	$2.38

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

13.	Share Capital and Reserves (Continued)

(d)  Share purchase option compensation plan (continued)

The weighted average fair value of options granted during the years ended December 31, 2015, 2014, and 2013, calculated using the Black-Scholes model at grant date, are as follows:

Weighted average assumptions used
Number of options	Date of grant	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
756,000	December 11, 2015	$0.29	0.40%	3	55.79%	$Nil
1,445,000	August 26, 2015	$0.20	0.53%	2	58.76%	$Nil
1,180,000	January 6, 2015	$0.37	0.56%	2	52.37%	$Nil
150,000	October 10, 2014	$0.40	0.99%	2	51.09%	$Nil
150,000	July 14, 2014	$0.46	1.08%	2	52.55%	$Nil
150,000	July 2, 2014	$0.83	1.47%	5	66.05%	$Nil
65,000	May 6, 2014	$0.42	1.08%	2	52.61%	$Nil
375,000	January 2, 2014	$0.76	1.43%	5	68.01%	$Nil
250,000	June 18, 213	$1.01	1.62%	5	78.71%	$Nil
25,000	April 25, 2013	$0.51	1.19%	2	48.19%	$Nil
90,000	April 4, 2013	$1.17	1.62%	5	78.27%	$Nil
20,000	February 22, 2013	$0.57	0.99%	2	50.12%	$Nil

14.    Related Party Transactions and Balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the Vice President, Corporate Development (Effective September 22, 2014).  The aggregate compensation paid or payable to key management for services is as follows:

	December 31, 2015		December 31, 2014		December 31, 2013

Salaries, fees and benefits	$845,952	(i)	$738,125	(i)	$690,700	(i)
Share-based payments	725,165		469,500		340,250
Director's fees	48,000		48,000		48,000
	$1,619,117		$1,255,625		$1,078,950

(i)	For the year ended December 31, 2015, Hawk Mountain Resources Ltd. ("Hawk Mountain"), a private company of which the Chairman of the Company is a shareholder, was paid $220,952 (2014 - $240,000; 2013 – $240,000) for geological services provided to the Company and is recorded in general exploration expenses.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

14.	Related Party Transactions and Balances (Continued)

(b)	Almadex Minerals Limited ("Almadex")

During the year ended December 31, 2015, the Company received $181,405 (2014 - $Nil; 2013 - $Nil) from Almadex for administration services fees included in other income.

At December 31, 2015, the Company accrued $78,511 (2014 - $Nil; 2013 - $Nil) payable to Almadex for drilling equipment rental services in Mexico.

(c)	Other related party transactions

i)  ATW Resources Ltd. ("ATW")

Almaden owned a 50% interest in this company which holds title in trust for the ATW project.

ii)  Other

(a)	During the year ended December 31, 2015, the Company paid a company controlled by a Director of the Company $Nil (2014 - $Nil; 2013 - $1,500) for consulting services provided to the Company.

(b)	During the year ended December 31, 2015, the Company paid a company controlled by a Director of the Company, $1,200 (2014 - $Nil; 2013 - $700) for administrative services provided to the Company.

(c)	During the year ended December 31, 2015, no payments were paid to Hawk Mountain for marketing and general administration services provided by the spouse of the Chairman (2014 - $Nil; 2013 - $6,300).

(d)	During the year ended December 31, 2015, the Company employed the Chairman's daughter for a salary of $43,225 less statutory deductions (2014 - $34,050; 2013 - $34,000) for marketing and administrative services provided to the Company.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars
15.      Income (Loss) on Exploration and Evaluation Assets
Income (loss) on exploration and evaluation assets is comprised of the following:

	Year ended December 31,
	2015	2014	2013
Sale of Yago, Mezquites, Llano Grande, San Pedo, BP and Black Jack Springs properties	$-	$-	$(218,532)
Sale of Caballo Blanco	-	-	(469,045)
Other	32,920	55,111	(28,429)
	$32,920	$55,111	$(716,006)

During the year ended December 31, 2015, recorded in Other is income as a result of Almaden's 2014 British Columbia Mining Exploration Tax Credit ("BCMETC") refund from the Merit projects in British Columbia, Canada.

During the year ended December 31, 2014, recorded in Other is a reduction of the December 31, 2013 accrual reversing previous years' exploration costs as a result of a Canada Revenue Agency review of Almaden's 2010 and 2011 British Columbia Mining Exploration Tax Credit ("BCMETC") from various grassroots mineral projects in British Columbia, Canada.

During the year ended December 31, 2013, the Company paid $469,045 in the form of cash and shares as part of the consideration payable to obtain a reduction in a royalty with respect to the Caballo Blanco property.

16.  Net Loss Per Share

Basic and diluted net loss per share

The calculation of basic net loss per share for the year ended December 31, 2015 was based on the loss attributable to common shareholders of $1,144,525; (2014 - $14,982,667; 2013 - $6,356,609) and a weighted average number of common shares outstanding of 73,248,803 (2014 – 66,331,061; 2013 – 62,054,987).

The calculation of diluted net loss per share for the year ended December 31, 2015, 2014 and 2013 did not include the effect of stock options and warrants as they were anti-dilutive.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

17.	Supplemental Cash Flow Information

                 Supplemental information regarding non-cash transactions is as follows:

Investing and financing activities	December 31, 2015	December 31, 2014	December 31, 2013

Exploration and evaluation assets expenditures included in trade and other payables	$265,393	$-	$-
Contribution from spin-out assets; recognition of Exploration and evaluation cost reclassified from share capital	184,169	-	-
Residual value of warrants classified to reserves from share capital	180,267	-	-
Fair value of finders' warrants	19,325	15,361	107,880
Fair value of shares issued pursuant to mill option agreement	273,358	-	-
Fair value of share options transferred to share capital on exercise of options	-	67,500	136,650
Shares received on sale of Dill property	-	-	5,000
Shares received on sale of Yago, Mezquites, Llano Grande, San Pedro,BP and Black Jack Springs properties	-	-	220,000

Supplemental information regarding the split between cash and cash equivalents is as follows:

	December 31, 2015	December 31, 2014

Cash	$1,722,728	$1,372,548
Term Deposits	4,500,050	6,800,050
	$6,222,778	$8,172,598

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

18.  Income Taxes

(a)	The provision for income taxes differs from the amounts computed by applying the Canadian statutory rates to the net loss before income taxes due to the following:

	December 31, 2015	December 31, 2014
Income(loss) before income taxes	$(1,549,125)	$(13,143,185)
Statutory rate	26.00%	26.00%

Expected income tax	(402,773)	(3,417,228)
Effect of different tax rates in foreign jurisdictions	(8,855)	(79,333)
Non-deductible share-based payments	247,192	147,108
Other permanent items	213,166	251,520
Change in deferred tax assets not recognized	(574,942)	3,832,705
Impact of change in expected manner of recovery	(306,411)	1,128,469
Share issuance costs	(21,723)	(99,089)
True-ups and other	449,746	75,330
	$(404,600)	$1,839,482

(b)	The Company's deferred income tax (recovery) expense and deferred income tax liability relates to the Mexican income tax and Special Mining Duty ("SMD") associated with the Tuligtic project. As a consequence of the Company's spin-out (Note 2), management has determined that the Company will most likely recover the carrying amount of the Tuligtic property through use rather than through sale. Before the spin-out was planned, it was management's expectation that the carrying amount of the Tuligtic property would be recovered through sale rather than through use. Given this change in expected manner of recovery, the Company has reflected the tax impacts in the 2015 financial statements as follows:

	December 31, 2015	December 31, 2014

Deferred tax assets
Non-capital losses	$-	$3,807,495
	-	3,807,495
Deferred tax liabilities
Exploration and evaluation assets	(1,434,882)	(5,630,725)
Contingent shares receivable	-	(11,622)
Property, plant and equipment	-	(4,630)
	(1,434,882)	(5,646,977)

Net deferred tax liabilities	$(1,434,882)	$(1,839,482)

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

18.  Income Taxes (Continued)

(c)	Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2015	December 31, 2014

Non-capital loss carry forwards	$29,084,111	$21,802,140
Capital loss carry forwards	214,238	-
Exploration and evaluation assets	3,687,607	16,434,468
Share issue costs	657,206	584,139
Property, plant and equipment	54,897	409,474
Cumulative eligible capital deduction	586,691	271,352
Marketable securities	-	5,401,681
Donations	-	12,960
Investment tax credit	201,354	201,354
	$34,486,104	$45,117,568

At December 31, 2015, the Company had operating loss carry forwards available for tax purposes in Canada of $11,718,566 (2014 - $11,906,871) which expire between 2032 and 2034, in the United States of $Nil (2014 - $102,352) which expire between 2031 and 2034 and in Mexico of $17,365,545 (2014 - $9,792,917) which expire between 2022 and 2025.

19.  Commitments

The Company has entered into an operating lease for office premises through 2017.  On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and $265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months.  Effective December 31, 2015, the Chairman's contract was mutually terminated and effective January 1, 2016, the Company and the Chairman entered into a new contract for an annual remuneration of $240,000 for two years, renewable for two additional successive terms of 24 months.

As at December 31, 2015, the remaining payments for the executive contract and the operating lease are due as follows:

	2016	2017	2018	2019	2020	Total

Office lease	$134,314	$88,147	$-	$-	$-	$222,461
Executive contracts	505,000	505,000	505,000	240,000	240,000	1,995,000
	$639,314	$593,147	$505,000	$240,000	$240,000	$2,217,461

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

20.     Financial Instruments

The fair values of the Company's cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity and equity price risk.

(a)   Currency risk
The Company's property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

As at December 31, 2015, the Company is exposed to foreign exchange risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$1,020,887	$25,067
Accounts receivable and prepaid expenses	-	146,649
Total assets	$1,020,887	$171,716

Trade and other payables	$77,894	$90,040
Total liabilities	$77,894	$90,040

Net assets	$942,993	$81,676

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company's net loss by $94,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company's net loss by $8,200.

(b)   Credit risk
The Company's cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates during the twelve months following the statement of financial position date.  The Company's excise tax included in accounts receivable consists primarily of sales tax due from the federal government of Canada.  The Company is exposed to credit risks through its accounts receivable.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at December 31, 2015, the Company's maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

20.   Financial Instruments (Continued)

(c)   Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no interest bearing debt.

A 1% change in the interest rate would change the Company's net loss by $45,000.

(e)    Commodity and equity price risk
The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.  Equity price risk is defined as the potential adverse impact on the Company's performance due to movements in individual equity prices or general movements in the level of the stock market.

(f)	Classification of Financial instruments
IFRS 7 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company's financial assets measured at fair value by level within the fair value hierarchy.

2015	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$-	$-	$-

2014	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$853,123	$-	$-	$853,123

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

21.      Management of Capital

The Company considers its capital to consist of components of equity.  The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future.

22.      Segmented Information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company has exploration and evaluation assets, property, plant and equipment, and deposit on mill equipment in the following geographic locations:

	Year ended December 31,
	2015	2014
Canada	$1,061,968	$1,086,763
United States	-	4
Mexico	30,547,138	28,438,362
	$31,609,106	$29,525,129

The Company's revenues were all earned in Canada from interest income on corporate cash reserves and investment income.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
Presented in Canadian dollars

22.     General and Administrative Expenses

	Year ended December 31,
	2015	2014	2013

Professional fees	$1,089,276	$772,670	$378,705
Salaries and benefits(1)	799,566	573,900	537,837
Travel and promotion	264,128	320,752	305,203
Depreciation	131,486	245,639	303,390
Office and license(1)	150,844	157,275	200,252
Rent(1)	175,583	176,960	169,498
Stock exchange fees	115,294	88,287	87,070
Insurance	70,202	81,429	100,783
Transfer agent fees	31,830	24,196	23,540
Directors' fees	48,000	48,000	48,000
	$2,876,209	$2,489,108	$2,154,278

(1)	Effective August 1, 2015, approximately 30% of administrative expenses is recovered from Almadex pursuant to the Administrative Service Agreement (Note 14(b)).